EXHIBIT 5

Chunghwa Telecom

August 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jul 2012

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Jul	Invoice amount	16,165,186	17,005,585	(-)840,399	(-)4.94%

Jan-Jul	Invoice amount	114,802,346	112,559,553	(+)2,242,793	(+)1.99%

Jul	Net sales	15,419,299	15,962,745	(-)543,446	(-)3.40%

Jan-Jul	Net sales	109,778,130	111,491,865	(-)1,713,735	(-)1.54%

b                  Trading purpose : None